

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC
Mail Processing
Section

FEB 28 2013

Washington DC

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	April 30, 2013
Estimated average burden hours per response......12.00	

13012913

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 52864

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING_____01/01/12_____ AND ENDING_____12/31/12_____

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Fortress Group, Inc.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY
FIRM I.D. NO.

3379 Peachtree Road, N.E.   Suite 272

(No. and Street)

Atlanta   Georgia   30326

(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Bruce A. Williamson   404-869-4600

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Arnold Gallivan Levesque P.C.

(Name – *if individual, state last, first, middle name*)

2810 Premiere Parkway, Suite 200	Duluth	Georgia	30097
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)



FORTRESS GROUP, INC.

STATEMENT OF FINANCIAL CONDITION

As of December 31, 2012

(PUBLIC)

OATH OR AFFIRMATION

I, _____Bruce Alan Williamson_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _____Fortress Group, Inc._____, as of _____December 31_____, 20_12___, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____

                                    _____
                                                    Signature

                                    _____Chief Financial Officer_____
                                                       Title

_____
            Notary Public

```
JENNIFER COOPER
Notary Public, Georgia
Cobb County
My Commission Expires
August 31, 2015
```

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

FORTRESS GROUP, INC.

TABLE OF CONTENTS

 

2810 Premiere Parkway Suite 200
Duluth, Georgia 30097
www.aglpc.com

INDEPENDENT AUDITORS' REPORT

To the Stockholders of
Fortress Group, Inc.

Report on Financial Statements

We have audited the accompanying statement of financial position of Fortress Group, Inc. as of December 31, 2012. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the statement of financial position in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the statement of financial position that is free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on the statement of financial position based on our audits. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial position is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the statement of financial position. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the statement of financial position, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the statement of financial position in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the statement of financial position. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the statement of financial position referred to above presents fairly, in all material respects, the financial position of Fortress Group, Inc. as of December 31, 2012, in accordance with accounting principles generally accepted in the United States of America.

Arnold Gallivan Levesque P.C.

Duluth, Georgia
February 15, 2013

FORTRESS GROUP, INC.
STATEMENT OF FINANCIAL CONDITION
As of December 31, 2012

ASSETS

CURRENT ASSETS

Cash and cash equivalents	$	1,325,203
Accounts receivable		85,220
Prepaid expenses and deposits		20,333
Total current assets		1,430,757

PROPERTY AND EQUIMPMENT, NET		15,276

Total Assets	$	1,446,033

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES

Accounts payable and accrued expenses	$	33,471

STOCKHOLDERS' EQUITY

Common Stock, $0.01 par value, 10,000 shares authorized; 2,600 shares issued and outstanding		26
Additional Paid-in Capital		25,974
Retained Earnings		1,386,562
Total Stockholders' Equity		1,412,562
Total Liabilities and Stockholders' Equity	$	1,446,033

See accompanying notes to financial statements.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of operations - The Company provides investment banking services concentrating on private placement financing and private market transaction advisory services. In the private placement area, the Company's clients are generally alternative asset fund managers raising new investment funds. In the private market transaction advisory area, the Company's clients are generally alternative asset fund managers or owners/operators of real estate properties or operating businesses.

Basis of accounting - The accompanying financial statements of the Company have been prepared on the accrual basis of accounting and accordingly reflect all significant receivables, payables, and other assets and liabilities in accordance with accounting principles generally accepted in the United States of America.

Cash and cash equivalents - The Company considers money market accounts and highly liquid cash investments with a maturity date of three months or less to be cash equivalents.

Revenue recognition - Revenue relating to non-refundable retainer or advisory fees is recognized when invoiced as scheduled. Revenue relating to commissions earned from the arranging of private placements of securities or private market transaction advisory services is recognized generally at either: (i) the date of closing of such private placement or other transaction, or (ii) the scheduled dates on which commission installments are earned and invoiced, in cases in which the Company's commissions are subject to any contingencies such as the investor's fulfillment of future funding requirements, growth in net asset value of an investor's account, performance fees earned by the fund manager, etc.

Income taxes - The Company has elected to be taxed under the provisions of Subchapter S of the Internal Revenue Code. Under those provisions, the Company's net income or loss is reportable by its stockholders in their individual income tax returns.

FASB ASC topic 740, *Income Taxes*, requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions would "more-likely-than-not" be sustained if challenged by an applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense in the current year. The Company evaluates its uncertain tax provisions using the provisions of FASB ASC topic 450, *Contingencies*. Management believes that there are no material uncertain tax positions that should be accrued as of December 31, 2012. The Company is no longer subject to examination by taxing authorities for years prior to 2009.

Use of estimates - The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Property and equipment – Property and equipment are recorded at acquisition cost less depreciation accumulated over the useful life of the asset in accordance with the guidance of FASB ASC Topic 360, *Property, Plant, and Equipment.* Expenditures for maintenance and repairs are expensed as incurred, while renewals and betterments that materially extend the life of an asset are capitalized. The cost of assets sold, retired or otherwise disposed of, and the related allowance of deprecation are eliminated from the accounts and any resulting gain or loss is recognized.

Furniture, fixtures, and equipment are depreciated on a straight-line basis over five-year estimated useful lives.

Advertising – Advertising and promotion expenses are recognized as incurred. Advertising expenses were immaterial for the year ended December 31, 2012.

Other Comprehensive Income – In June 2011, the FASB issued Accounting Standards Update (ASU) No. 2011-05, *Comprehensive Income (Topic 220) Presentation of Comprehensive Income* , which requires entities to present net income and other comprehensive income in either: (a) a single continuous statement (i.e., statement of comprehensive income), or (b) two separate, but consecutive, statements of net income and other comprehensive income. For the purpose of these financial statements, net income and other comprehensive income is presented in a single continuous statement in the statement of operations.

NOTE 2 - FAIR VALUE MEASUREMENTS

The Company determines fair value of financial instruments in accordance with FASB ASC topic 820, Fair *Value Measurements and Disclosures,* which defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements.

FASB ASC topic 820, *Fair Value Measurements and Disclosures,* defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In determining fair value, the Company uses various methods including market, income, and cost approaches. The Company utilizes valuation techniques that maximize the use of observable inputs and minimizes the use of unobservable inputs.

As a basis for categorizing these inputs, FASB ASC topic 820, *Fair Value Measurements and Disclosures*, establishes the following hierarchy, which prioritizes the inputs used to measure fair value from market based assumptions to entity specific assumptions:

NOTE 2 – FAIR VALUE MEASUREMENTS (CONTINUED)

- Level 1: Inputs based on quoted market prices for identical assets or liabilities in active markets at the measurement date.

- Level 2: Observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

- Level 3: Inputs reflect management's best estimate of what market participants would use in pricing the asset or liability at the measurement date. The inputs are unobservable in the market and significant to the instrument's valuation.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Company believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The asset's or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

The reported amounts of all current assets and current liabilities approximate fair values because of the short-term nature of these instruments.

NOTE 3 – PROPERTY AND EQUIPMENT

Property and equipment recorded at cost as of December 31, 2012, consists of the following classifications:

Computers & peripherals	$ 36,650
Furniture	30,309
Office equipment	14,937
	81,896
Less accumulated depreciation	66,619
Property and equipment, net	$ 15,276

Depreciation expense for the year ended December 31, 2012 was $6,536.

NOTE 4 - LEASES

The Company leases office space pursuant to an operating lease agreement expiring in 2012. The lease was subsequently renewed through March 2016. The revised lease agreement, executed as part of the renewal, provides that all rent payments for January through March of 2013 will be waived if the Company punctually and faithfully executes all terms of the lease agreement. Future minimum payments under the Company's non-cancelable operating lease are $46,056 for the year ending December 31, 2013, provided that the rent payments for January through March 2013 are waived. Should the January through March 2013 rent payments not be waived, the future minimum payments under the non-cancelable operating lease are $61,408 for the year ending December 31, 2013.

Aggregate minimum annual lease payments, through March 2016, are as follows:

2013	$ 46,056
2014	63,250
2015	65,157
2016	16,782
Total minimum annual lease payments	$ 191,245

NOTE 5 - NET CAPITAL REQUIREMENTS

As a registered broker-dealer, the Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1. The rule states, in part, that a broker or dealer that does not receive, directly or indirectly, or hold funds or securities for, or owe funds or securities to, customers and does not carry accounts of, or for, customers is required to maintain minimum net capital of 6-2/3% of aggregate indebtedness, or $5,000, whichever is greatest. As of December 31, 2012, the Company has net capital of $1,274,183, which exceeds its requirement of $5,000 by $1,269,183.

Pursuant to SEC Rule 17a-5, paragraph (d)(4), the net capital computation contained in this annual audit report for the period ending December 31, 2012 does not differ materially from the net capital computation contained in the firm's unaudited FOCUS Report Part IIA for the period ending December 31, 2012. Consequently, a reconciliation was not required and is therefore not included herein.

NOTE 6 - CONTINGENCIES

From time to time, the Company is involved in disputes arising from the normal course of business activities. In the opinion of management, resolution of such disputes is not expected to have a material, adverse impact on the Company's results of operations, cash flows, or financial position.

NOTE 7 - PENSION PLAN

The Company maintains a Simplified Employee Pension plan (SEP) covering eligible employees. Company contributions to the plan are determined annually and are made at the discretion of the Board of Directors. Pension expense for the year ended December 31, 2012 was approximately $200,125 and is included in expenses in the statements of operations.

NOTE 8 - CONCENTRATIONS OF CREDIT RISK

The Company maintains cash balances at banks and other financial institutions. Accounts at banks and institutions are insured by the Federal Deposit Insurance Corporation (FDIC) up to certain limits. The Company's cash deposits exceeded the insured amounts by approximately $450,000 as of December 31, 2012.

During the year ended December 31, 2012, substantially all of the revenues were derived from five customers.

NOTE 9 - SUBSEQUENT EVENTS

The Company follows the guidance of FASB ASC topic 855, *Subsequent Events*. The Company has evaluated subsequent events through the date and time the financial statements were issued on February 15, 2013.